Exhibit 99.1

U.S. Investor Contacts	Media Inquiries	Israel Investor Contact:
LifeSci Advisors, LLC	Sam Brown, Inc.	Alcobra Investor Relations
Michael Rice	Mike Beyer	Debbie Kaye
646-597-6979	773-463-4211	+972-72 2204661
mrice@lifesciadvisors.com	mikebeyer@sambrown.com	debbie@alcobra-pharma.com

ALCOBRA ANNOUNCES THIRD QUARTER FINANCIAL RESULTS

AND PROVIDES CORPORATE UPDATE

•	Conference Call & Webcast at 8:30 a.m. Eastern Time/5:30 a.m. Pacific Time

Tel Aviv, Israel –November 17, 2014 – Alcobra Ltd. (NasdaqGM: ADHD), an emerging pharmaceutical company focused on the development of new medications to help patients with cognitive disorders, including Attention Deficit Hyperactivity Disorder (ADHD) and Fragile X Syndrome, today announced financial results for the third quarter ended September 30, 2014 and provided a business update.

Third Quarter Ended September 30, 2014 Financial Results:

•	Total operating expenses were $10.6 million, compared with $7.8 million in the second quarter of 2014 and $3.1 million in the third quarter of 2013.
•	Net operating expenses, excluding non-cash stock based compensation, were $9.6 million, compared with $6.9 million in the second quarter of 2014 and $2.8 million in the third quarter of 2013.
•	Research and development (R&D) expenses were $8.8 million, compared with $5.9 million in the second quarter of 2014 and $2.1 million in the third quarter of 2013. R&D expenses in the third quarter of 2014 consist primarily of costs associated with the conduct of 3 advanced clinical studies, including the first Phase III study which was recently completed.
•	Pre-commercialization expenses were $0.6 million, similar to the second quarter of 2014. Pre-commercialization expenses consist primarily of costs associated with market research and analysis as well as business development.
•	Cash, cash equivalents and short-term deposits totaled $29.4 million at September 30, 2014, compared with $38.9 million at June 30, 2014.

Third Quarter and Recent Corporate Updates:

•	In October, the company announced topline data from its first Phase III trial of MDX in adult subjects with ADHD. The results did not show a statistically significant outcome on the Intent to Treat (ITT) population evaluated on the primary endpoint.
•	A collection of pre-specified as well as post-hoc analyses presented at the time and subsequently at a major conference provided a consistent signal of efficacy.
•	MDX was well-tolerated in the trial, in line with the company’s prior studies.
•	The company plans to meet with FDA and launch a second adult Phase III study in 2015. The company is currently evaluating changes to the design and monitoring of the second trial to control the unusually high placebo response and wide response variability observed in the first Phase III study.
•	The company is currently recruiting patients into AL015, its Phase IIb study in adolescents with ADHD. Enrollment is expected to be completed by the end of 2014.
•	The company is also recruiting patients into AL014, its Phase IIb study in adolescents and adults with Fragile X Syndrome. Completion of enrollment is expected in the first quarter of 2015.

“While we obviously are disappointed with the results of the first Phase III study, we strongly believe in the potential of MDX based on our clinical experience to date," said Dr. Yaron Daniely, President and Chief Executive Officer of Alcobra. "We remain encouraged by the signals of efficacy and the safety profile of the drug, and are confident in our ability to improve the design and execution of future trials”.

Conference Call & Webcast

Monday, November 17 @ 8:30am Eastern Time/5:30am Pacific Time

Domestic:	855-469-0611
International:	484-756-4341
Passcode:	23967565
Webcast:	http://www.alcobra-pharma.com/indexInvestor.cfm

Replays
Domestic:	855-859-2056
International:	404-537-3406
Passcode:	23967565

About Alcobra Ltd.

Alcobra Ltd. is an emerging pharmaceutical company primarily focused on the development and commercialization of a proprietary drug candidate, MDX, to treat cognitive disorders including Attention Deficit Hyperactivity Disorder (ADHD) and Fragile X Syndrome. MDX has completed multiple Phase II studies and a Phase III study in adults with ADHD. The company is conducting separate Phase IIb trials in pediatric ADHD and Fragile X Syndrome. For more information please visit the Company's website, www.alcobra-pharma.com, the content of which is not incorporated herein by reference.

Forward Looking Statements

This press release contains forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Because such statements deal with future events and are based on Alcobra's current expectations, they are subject to various risks and uncertainties and actual results, performance or achievements of Alcobra could differ materially from those described in or implied by the statements in this press release. For example, forward-looking statements include statements regarding expected enrollment and completion of clinical studies, as well as timing of providing data analysis, timing of meeting with the FDA and launch of a second Phase III study, if such meeting and launch actually occur, and our ability to better design future studies and reduce high placebo response. In addition, historic results of scientific research do not guarantee that the conclusions of future research would not suggest different conclusions or that historic results referred to in this press release would be interpreted differently in light of additional research or otherwise. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading "Risk Factors" in Alcobra Ltd.'s Annual Report on Form 20-F for the fiscal year ended December 31, 2013 filed with the Securities and Exchange Commission (SEC) and in subsequent filings with the SEC. Except as otherwise required by law, Alcobra disclaims any intention or obligation to update or revise any forward-looking statements, which speak only as of the date hereof, whether as a result of new information, future events or circumstances or otherwise.

# # #

Alcobra Ltd.
Consolidated Statement of Operations

(In thousands, except share and per share amounts)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2014	2013	2014	2013
	(unaudited)	(unaudited)	(unaudited)	(unaudited)

Research and development expenses	8,757	2,067	20,197	2,463
Pre commercialization expenses	562	-	1,651	-
General and administrative	1,266	1,069	4,403	2,183

Operating loss	10,585	3,136	26,251	4,646

Financial expenses (income), net	(59)	(8)	(194)	198

Loss before taxes on income	10,526	3,128	26,057	4,844
Taxes on income	(40)	-	(25)	-

Net loss attributable to holders of Ordinary shares	10,486	3,128	26,032	4,844

Net basic and diluted loss per share	$(0.77)	$(0.28)	$(1.90)	$(0.52)
Weighted average number of Ordinary shares used in computing basic and diluted net loss per share	13,696,525	11,128,001	13,665,459	9,320,696

Alcobra Ltd.
Consolidated Balance Sheet

(In thousands)

ASSETS

	September 30,	December 31,
	2014	2013
	(unaudited)
Current assets:
Cash and cash equivalents	$2,714	$22,095
Short-term bank deposits	26,724	28,008
Receivables and prepaid expenses	1,214	115
Total current assets	30,652	50,218

Long-term assets:
Other long-term assets	104	57
Property and equipment, net	107	49

Total long-term assets	211	106

Total assets	$30,863	$50,324

LIABILITIES AND

SHAREHOLDERS’ EQUITY

Current liabilities:
Trade payables	$1,532	$47
Accrued expenses and other liabilities	3,373	1,589
Total current liabilities	4,905	1,636

Shareholders’ equity:
Ordinary shares	39	39
Additional paid-in capital	70,685	67,383
Accumulated deficit	(44,766)	(18,734)

Total shareholders’ equity	25,958	48,688

Total liabilities and shareholders’ equity	$30,863	$50,324

Alcobra Ltd.
Consolidated Cash Flow

(In thousands)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2014	2013	2014	2013
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Cash flow from operating activities:
Net loss	$(10,486)	$(3,128)	$(26,032)	$(4,844)
Adjustments to reconcile net income to net cash used in operating activities:
Depreciation	8	1	22	4
Interest on convertible notes	-	-	-	203
Stock based compensation	1,026	292	3,302	1,036
Gain from sale of property and equipment	-	-	-	1
Change in operating assets and liabilities:
Receivables and prepaid expenses	(193)	(95)	(1,099)	(99)
Other long-term assets	3	-	(47)	-
Trade payables	74	(36)	1,485	8
Accrued expenses and other liabilities	77	974	1,784	1,167

Net cash used in operating activities	(9,491)	(1,992)	(20,585)	(2,524)

Cash flow from investing activities:
Purchase of property and equipment	(8)	(17)	(80)	(20)
Decrease in long-term deposit	-	(44)	-	(48)
Investment in (proceeds from) short-term bank deposit	5,301	(11,000)	1,284	(15,000)

Net cash (used in) provided by investing activities	5,293	(11,061)	1,204	(15,068)

Cash flow from financing activities:
Issuance of share capital upon initial public offering	-	-	-	21,920
Proceeds from issuance of convertible notes	-	-	-	115
Net cash provided by financing activities	-	-	-	22,035

Increase (decrease) in cash and cash equivalents	(4,198)	(13,053)	(19,381)	4,443

Cash and cash equivalents at the beginning of the period	6,912	17,593	22,095	97

Cash and cash equivalents at the end of the period	$2,714	$4,540	$2,714	$4,540

Supplemental disclosure of non-cash activities:
Issuance of ordinary shares upon conversion of convertible notes	-	-	-	979